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                    Form 12b-25.-NOTIFICATION OF LATE FILING

                                   Form 12b-25


                                                    SEC File Number 0-16886
                                                    CUSIP Number: 816618 10 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[XX] Form 10-K and Form 10-KSB          [  ] Form 11-K           [  ] Form 20-F
     [  ] Form 10-Q and Form 10-QSB          [  ] Form N-SAR

For Period Ended:       December 31, 2000

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  Notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ALL ITEMS.
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PART 1--REGISTRANT INFORMATION

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     SEMELE GROUP INC.
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     Full Name of Registrant

     N/A
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     Former Name, if Applicable

     200 NYALA FARMS
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     Address of Principal Executive Office (Street and Number)

     WESTPORT, CONNECTICUT 06880
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     City, State and Zip



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Form 12b-25
Page Two



PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]   (b)    The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form
              N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form
              10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant requires additional time to prepare the financial statements for the year ended December 31, 2000 due to the acquisition of Equis II Corporation. The Registrant expects to be completed with the financial statements by April 17, 2001 and, therefore, Form 10-KSB is expected to be filed within the extension period.

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PART IV--OTHER INFORMATION

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(1)    Name and telephone number of person to contact in regard to this notification.

       MICHAEL J. BUTTERFIELD              617                  854-5846
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             (Name)                      (Area Code)       (Telephone Number)


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Form 12b-25
Page Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

       If the answer is no, identify report(s).

                      [X] Yes         [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                      [X] Yes         [   ] No

       If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



                                SEMELE GROUP INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 2, 2001                  By:/S/ MICHAEL J. BUTTERFIELD
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                                     Chief Financial Officer
                                     Treasurer of Semele Group Inc.
                                     (Duly Authorized Officer)



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                            ATTACHMENT TO FORM 12b-25



PART IV--OTHER INFORMATION

Estimate of 2000 results compared to actual 1999 results:

                                                            1999
                                       2000               RESTATED
                                     ESTIMATE              ACTUAL
                                 ----------------     ----------------

Total income                       $ 24,895,721         $ 39,172,653
Total expenses                       23,731,123           30,159,759
Total minority interest               1,828,784            5,292,687
Net income (loss)                      (664,186)           3,720,207


         The 1999 financial statements have been restated to reflect the acquisition of Equis II Corporation.

         The decrease in income is primarily due to a decline in lease revenue.

         The decrease in expenses is primarily due to a decline in depreciation expense and interest on indebtedness.

         The decline in minority interest is a function of a decline in net revenues.